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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 5/1/07 (MM/DD/YY) AND ENDING 4/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERBRO SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 BEDFORD RD
(No. and Street)

PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL SETTLER, CPA PC
(Name – *if individual, state last, first, middle name*)

565 TAXTER RD (Address) ELMSFORD (City) NY (State) 10523 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERBRO SECURITIES INC, as of APRIL 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA J. KAESS
Notary Public, State of New York
No. 01KA616359
Qualified in Westchester County
Commission Expires May 7, 2011

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerbro Securities, Inc.
Financial Statements
April 30, 2008

MICHAEL S. SETTLER CPA, PC

Certified Public Accountants

565 TAXTER ROAD SUITE 620
ELMSFORD, NY 10523
WEBSITE: www.msettlercpa.com

PHONE: (914) 909-4688
FAX: (914) 909-4691
EMAIL:sett2@aol.com

Gerbro Securities, Inc.
427 Bedford Road Suite 270
Pleasantville, NY 10570

Gentlemen:

We have examined the financial statements of Gerbro Securities, Inc. as of April 30, 2008. Our examination was made in accordance with generally accepted auditing standards and accordingly, included a review of the system of internal control and the procedures as we considered necessary in the circumstances, including the audit procedures by the Securities and Exchange Commission.

In our opinion, the accompanying financial statements presents fairly the financial position of Gerbro Securities, Inc. as of April 30, 2008, in the form required by the Securities and Exchange Commission, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Respectfully submitted,

CPA PC

Michael S. Settler, CPA, PC
June 17, 2008

MICHAEL S. SETTLER CPA, PC

Certified Public Accountants

565 TAXTER ROAD SUITE 620
ELMSFORD, NY 10523
WEBSITE: www.msettlercpa.com

PHONE: (914) 909-4688
FAX: (914) 909-4691
EMAIL:sett2@aol.com

Gerbro Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Gerbro Securities, Inc., (the Company) as of April 30, 2008, and the related statement of income, changes to stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1984. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards generally require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerbro Securities, Inc., at April 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

CPA PC

Michael S. Settler, CPA, PC
June 17, 2008

Gerbro Securites, Inc.
Balance Sheet
April 30, 2008

Assets	
Current assets	
Cash in banks	$ 32,654
Commission & other receivables	10,578
Cash equivalents	56,553
Total current assets	99,785
Fixed assets	
Furniture & Computers	22,564
Less:Depreciation	22,564
Total net fixed assets	0
Other assets	
Investments	98,415
Security deposits	2,000
Total other assets	100,415
Total assets	$ 200,200
Liabilites & Equity	
Current liabilities	
Taxes payable	$ 1,278
Accrued expenses	42,989
Total liabilities	44,267
Equity	
Capital stock	49,119
Additional paid in capital	40,000
Unrealized gains on securities available for sale	47,520
Retained earnings	19,294
Total stockholders equity	155,933
Total liabilities & equity	$ 200,200

Gerbro Securities, Inc
Income Statement
For the Year Ended April 30, 2008

Commission Income	$ 269,092
Expenses:	
Salaries & wages	158,000
Rent expense	18,662
Payroll tax expense	10,062
Quotron fees	14,349
Pension	39,500
Miscellaneous expenses	854
Dues, registrations & exchange fees	9,490
Legal & accounting fees	3,540
Office, postage & general expenses	2,927
Supplies	2,047
Subscriptions and publications	1,834
Telephone and fax fees	3,046
Utilities	1,733
Insurance	80
Total expenses	266,124
Income/(Loss) from operations	2,968
Add: Dividend Income	3
Add: Interest income	2,363
Add: Gain from sale of Investments	148
Less:Provision for corporate taxes	(1,157)
Net Income/(Loss)	$ 4,325

Gerbro Securities, Inc.
Statement of Retained Earnings
For The Year Then Ended April 30, 2008

Beginning Retained Earnings	$14,969
Add: net income/ (loss)	4,325
Ending Retained Earnings	$ 19,294

Gerbro Securities, Inc.
Statement of Cash Flows
For The Year Ended April 30, 2008

Cash flows from operating activities	
Net income for period	$ 4,325
Adjustment to reconcile net income to cash:	
Depreciation	0
Changes in operating assets & liabilities:	
Provided by operating activities:	
Decrease in commission receivable	4,784
Decrease in taxes receivable	142
Increase in taxes payable	388
Increase in accrued expenses	5,889
Net cash provided from operating activities	15,528
Net Increase in investments	(151)
Total cash flow from investing activities	(151)
Net increase/(decrease) in cash	15,377
Add: cash beginning of year	17,277
Cash at end of year	$32,654

Gerbro Securities, Inc
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
For The Year Ended April 30, 2008

Total Stockholders equity	$155,933
Deductions and/or charges	
Non allowable assets	2,000
Net Capital before haircuts on securities positions	153,933
Haircuts on securities	27,215
Net Capital	126,718
Less: Minimum capital requirements	50,000
Excess net capital	$ 76,718

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accrued expenses, short term loan payable and accounts payable	$ 44,267
Aggregate indebtedness	$ 44,267
Ratio of aggregate indebtedness to net capital	0.35:1.0

Gerbro Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended April 30, 2008

	Capital Stock				Additional	Unrealized		Total
	Preferred		Common		Paid-In	gain on	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	securites	Earnings	Equity
Balance at April 30, 2007		-		$49,119	$40,000	$41,130	$14,969	$145,218
Net income/ (loss)						$ 6,390	$ 4,325	$10,715
Purchase and retirement of preferred shares								
Dividends on preferred stock								
Net purchase of common shares for Treasury								
Balance at April 30, 2008		$0		$49,119	$40,000	$47,520	$19,294	$155,933

1. Organization and Business Activity

Gerbro Securities, Inc. was incorporated in the State of New York in June of 1967 and is engaged in business as an introducing broker/dealer in Pleasantville, New York.

2. Summary of Significant Accounting Policies

Revenue Recognition and Commissions Receivable

Commission income on customers' securities transactions is recorded on a settlement date basis, generally the third business day following the transaction date. The clearing broker settles the total amount of commissions by the 15th day of the following month. The amount due is recorded as commissions receivable.

Clearing Transactions

The Company transmits all transactions through a clearing broker who maintains the customers' accounts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that a broker-dealer's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At April 30, 2008, the Company's net capital ratio was .35 to 1, and its net capital was $ 126,718 as compared to the required net capital $50,000.

4. Operating Lease

The Company occupies office space under a lease agreement that expires on January 31, 2010. Aggregate future minimum annual rental payments under the lease agreement are as follows:

	Total Rent
2007	12,360
2008	6,302

Rent expense, including escalation charges for the year ended April 30, 2008 amounted to $ 18,662.

5. Profit Sharing Plan

The Company has a profit sharing plan covering all eligible employees. Contributions to the plan are at the discretion of the Company's Board of Directors. For the year ended April 30, 2008, the Company contributed $39,500 to the plan.

6. Supplemental Disclosures of Cash Flow Information

Cash paid during the year for income taxes was $ 1157.00.

MICHAEL S. SETTLER CPA, PC

Certified Public Accountants

565 TAXTER ROAD SUITE 620
ELMSFORD, NY 10523
WEBSITE: www.msettlercpa.com

PHONE: (914) 909-4688
FAX: (914) 909-4691
EMAIL:sett2@aol.com

Independent Auditor's Report on Internal Control

Officers and Directors
Gerbro Securities Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Gerbro Securities Inc. (the Company) for the year ended April 30, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly security examinations, counts, verifications, and comparisons;
2. Recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management

Officers and Directors
Gerbro Securities Inc.

with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish their objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2008 to meet the Commission's objectives. Also, we believe that the Company was in compliance with the conditions of the exemption at April 30, 2008, and no facts came to our attention that caused us to believe that such conditions had not been complied with during the year then ended.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

CPA PC

Elmsford, New York
June 17, 2008

END